FOIA Confidential Treatment Request
August 31, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 6, 2006
File No. 001-05153
Letters to United States Securities and Exchange Commission
dated June 2, 2006 and July 14, 2006
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     Set forth below are responses from Marathon Oil Corporation to Comments of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated August 3, 2006, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Marathon’s letter to the Staff dated July 14, 2006.
     For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Confidential Treatment Requested by Marathon Oil Corporation	2
Form 10-K as of December 31, 2005
Financial Statements
Note 1. Summary of Principal Accounting Policies, page F-8
Asset retirement obligations, page F-12
Comment 1
We have reviewed your response to comment four of our letter dated June 19, 2006. We understand the responsibility and obligation for well abandonment and restoration in offshore Equatorial New Guinea lies with the State under the terms of the production sharing contract. Your response also states that under the 1981 Hydrocarbon Law, you are responsible for plugging and abandoning these wells. However, you have not addressed how you have accounted for this obligation in your financial statements. Please tell us what amounts you have recorded as of December 31, 2005 and 2004 to account for your well plugging and abandonment obligations under SFAS 143 or further explain why you believe such amounts are not required to be accounted for during these periods.
Response 1
A portion of our response to Comment 1 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 1 is being provided to the Commission in hard copy form under a separate cover letter.
To clarify our previous response dated July 14, 2006, Section 3 of the 1981 Hydrocarbon Law relates to exploratory areas and therefore the Section 3.7 referenced in our response, which provides that “Contractor shall plug and abandon all Wells on the area to be surrendered in accordance with generally accepted oilfield practices,” relates only to wells surrendered by the Contractor and thereby excluded from the contract area. [Emphasis added.] There were no areas to be surrendered at December 31, 2005 or 2004, and accordingly no amounts were recorded for plug and abandonment obligations.
Section 5.13, on the other hand, covers abandonment of wells during petroleum operations, and thus provides that “Contractor shall securely plug any Well that it intends to abandon to prevent pollution, subsea damage and possible damage to the deposit.” [Emphasis added.] Because we had no intention to abandon any production wells during the production period of our existing facilities and sales contracts, as discussed in our prior response dated July 14, 2006, no amounts were recorded for any plug and abandonment obligation at December 31, 2005 or 2004.

Confidential Treatment Requested by Marathon Oil Corporation	3
[Redacted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act.]
Engineering comments
Comment 2
Please describe the nature and extent of your relationship with your “third party consultants”. Please ensure that you describe all financial and business interests and transactions, contingent fee arrangements and non-audit services provided during any of the periods covered by the reserve information or subsequently.
Response 2
Our response to Comment 2 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 2 is being provided to the Commission in hard copy form under a separate cover letter.
Comment 3
Please provide us with any reports provided to you by your consultants for the reserve audits performed in 2005, 2004 and 2003.
Response 3
Our response to Comment 3 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 3 is being provided to the Commission in hard copy form under a separate cover letter.
Comment 4
Explain to us what you mean by a “rolling four-year period” and the accompanying methodology. Please tell us the procedures you used in determining the properties to be audited by the consultant in each year of the rolling four year period. Address whether the group of properties to be audited for a given year has been altered during the audit before attainment of your internal tolerance level. Explain whether new properties have been/are included in the audit during the first year of booking.

Confidential Treatment Requested by Marathon Oil Corporation	4
Response 4
Our response to Comment 4 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 4 is being provided to the Commission in hard copy form under a separate cover letter.
Comment 5
Please explain whether your consultant compared historical costs of operation and development and agreements relating to current and future operations and sales of production (e.g. licenses) with those same items as projected/applied in your proved reserve estimates.
Response 5
Our audit contracts request that the third-party consultants audit to ensure that our reserve estimates are in compliance with Securities and Exchange Commission (SEC) regulations. Historical operating and development costs and significant contracts are included in the data package provided to the third-party consultants for each audit. Our third-party consultants verbally verified to us that they compared historical operating and development costs to future projections, as well as verified that no proved reserves were booked beyond the applicable licenses or significant marketing contracts in compliance with SEC regulations.
Comment 6
Please furnish to us a spreadsheet comparison of each audited property’s proved reserves as determined/disclosed by you and those proved reserves as determined by your consultant. Explain the circumstances for any significant differences.

Confidential Treatment Requested by Marathon Oil Corporation	5
Response 6
A portion of our response to Comment 6 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Response 6 is being provided to the Commission in hard copy form under a separate cover letter.
[Redacted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act.]
There are two primary reasons for the differences between our internal estimates and those of the third-party consultants. First, as discussed in our response dated July 14, 2006 to Comment 6, the audit process through 2005 established a tolerance level of 15 percent. Once the third-party consultant’s estimate fell within that tolerance, no further effort was made to narrow the difference by improving the third-party consultant’s understanding of our internal estimates or by the third-party consultant performing more detailed technical analysis. Additional differences are the result of differences in interpretation of the technical data which are inherent in reserve estimation.

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the Staff’s comments or changes made in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing and (c) Marathon may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt of this response letter by electronic confirmation. Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.
Very truly yours,
/s/ Janet F. Clark
Senior Vice President and
Chief Financial Officer
Enclosures

Confidential Treatment Requested by Marathon Oil Corporation	6
EXHIBITS
Exhibits A and B have been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of Exhibits A and B are being provided to the Commission in hard copy form under a separate cover letter.